

NEWS RELEASE

Altria Group, Inc.
120 Park Avenue
New York, NY 10017

Contact: Nicholas M. Rolli
(917) 663-3460

Timothy R. Kellogg
(917) 663-2759

ALTRIA GROUP, INC. REPORTS
2007 SECOND-QUARTER RESULTS

- **Reported diluted earnings per share from continuing operations up 5.0% to $1.05, including charges of $0.12 per share for asset impairment and exit costs, as well as other items detailed on Schedule 7**

- **Adjusted diluted earnings per share from continuing operations up 9.5% to $1.15 versus $1.05 in 2006**

- **Full-year 2007 reported diluted earnings per share from continuing operations revised to a range of $4.05 to $4.10, reflecting $0.15 in additional charges for asset impairment and exit costs, versus a previously announced range of $4.20 to $4.25**

NEW YORK, July 18, 2007 – Altria Group, Inc. (NYSE: MO) today announced second-quarter reported diluted earnings per share from continuing operations of $1.05, up 5.0% versus the prior year, including charges of $0.12 per share for asset impairment and exit costs, primarily related to the previously announced closing of Philip Morris USA's (PM USA) cigarette manufacturing facility in Cabarrus, NC as well as other items detailed on the attached Schedule 7. After adjusting results as detailed in the table below, diluted earnings per share from continuing operations were up 9.5% to $1.15, versus $1.05 in the corresponding prior-year period.

"Altria had a solid quarter. The underlying fundamentals in our tobacco businesses remained strong, with operating companies income well ahead of the prior-year period when adjusted for the impact of asset impairment and exit costs," said Louis C. Camilleri, chairman and chief executive officer of Altria Group, Inc. "In our U.S. tobacco business, **Marlboro** achieved a record retail share of 41.0%. In our international tobacco business, operating companies income adjusted for asset impairment and exit costs grew 7.2%, and Philip Morris International (PMI) continued to introduce innovative products including **Marlboro** Filter Plus in Korea, Ukraine and Russia, **L&M** Essence in a number of key markets and **Marlboro** kretek in Indonesia in early July."

Conference Call

A conference call with members of the investment community and news media will be Webcast at 9:00 a.m. Eastern Time on July 18, 2007. Access is available at www.altria.com.

2007 Second-Quarter Results Excluding Items

After adjusting for the items shown in the table below, diluted earnings per share from continuing operations increased 9.5% to $1.15 for the second quarter of 2007.

	Second Quarter		
	2007	**2006**	**Change**
Reported diluted EPS from continuing operations	**$1.05**	**$1.00**	**5.0%**
Asset impairment and exit costs	0.12	0.02	
(Recoveries) provision for airline industry exposure	(0.02)	0.03	
Diluted EPS, excluding above items	**$1.15**	**$1.05**	**9.5%**

2007 Full-Year Forecast

Altria revised its forecast to a range of $4.05 to $4.10 for reported 2007 full-year diluted earnings per share from continuing operations, reflecting $0.15 in additional charges for asset impairment and exit costs, versus its previously announced range of $4.20 to $4.25. The revised projection includes charges of $0.24 per share, which are $0.15 per share higher ($0.12 for PM USA and $0.03 for PMI) than the $0.09 in previously forecasted charges. The projection also includes $0.06 per share for cash recoveries at Philip Morris Capital Corporation (PMCC), which were recorded in the first half of 2007.

The factors described in the Forward-Looking and Cautionary Statements section of this release represent continuing risks to this projection.

Manufacturing Optimization Program

On June 26, 2007 Altria announced plans by its tobacco operating subsidiaries to optimize worldwide cigarette production by moving U.S.-based cigarette production for non-U.S. markets to PMI facilities in Europe. PMI is expected to shift sourcing of approximately 57 billion cigarettes to facilities in Europe by the third quarter of 2008, while PM USA will close its Cabarrus, NC manufacturing facility by the end of 2010 and consolidate manufacturing for the U.S. market at its Richmond, VA Manufacturing Center.

PM USA recorded an initial pre-tax charge of $318 million or $0.10 per share in the second quarter of 2007 for costs related to the program, primarily for employee separation, with additional estimated pre-tax charges of approximately $55 million or $0.02 per share for the remainder of 2007. The program is expected to generate cost savings beginning in 2008, with total estimated annual cost savings of approximately $335 million by 2011, of which $179 million will be realized by PMI and $156 million by PM USA. Cumulative total expenses through 2011 are estimated at approximately $670 million, all of which will be at PM USA.

PMI Announces Agreement in Principle to Acquire Additional 30% Stake in Mexican Tobacco Business

On July 18, PMI announced that it had reached an agreement in principle to acquire an additional 30% stake in its Mexican tobacco business from its joint venture partner, Grupo Carso, S.A.B. de C.V.

PMI currently holds a 50% stake in its Mexican tobacco business and this transaction would bring PMI's stake to 80%. Grupo Carso would retain a 20% stake in the business.

The transaction has a value of approximately $1.1 billion and is expected to be completed later this year, subject to execution of definitive agreements and customary regulatory approvals. When completed, the transaction is expected to increase Altria's annualized net earnings by approximately $0.03 per share.

ALTRIA GROUP, INC.

As described in "Note 15. Segment Reporting" of Altria Group, Inc.'s 2006 Annual Report, management reviews operating companies income, which is defined as operating income before corporate expenses and amortization of intangibles, to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze business performance and trends. For a reconciliation of operating companies income to operating income, see the Condensed Statements of Earnings contained in this release.

Altria Group, Inc.'s 2007 reported results and previous-year results reflect Kraft as a discontinued operation. As such, net revenues and operating companies income for Kraft are excluded from the company's results, while the net earnings impact is included as a single line item.

The products of Altria's subsidiaries include cigarettes and other tobacco products manufactured and sold by Philip Morris USA (PM USA) in the United States and by Philip Morris International (PMI) outside the United States. PMI's operations are organized and managed by geographic region. Beginning with the second quarter of 2007, Altria's reportable segments are U.S. Tobacco; European Union (EU); Eastern Europe, Middle East & Africa (EEMA); Asia; Latin America; and Financial Services.

All references in this news release are to continuing operations, unless otherwise noted. References to international tobacco market shares are PMI estimates based on a number of sources.

Schedules with restated results by reportable segments for the years 2006 and 2007 are attached.

2007 Second-Quarter Results

Revenues net of excise taxes and currency increased 2.9% to $9.5 billion for the second quarter of 2007, driven by all segments except PMCC.

Operating income increased 0.6% to $3.2 billion, reflecting the items described in the attached reconciliation on Schedule 3, including higher results from operations of $126 million, favorable currency of $87 million and the net impact of a cash recovery of $78 million at PMCC from assets which had been previously written down, compared to a provision of $103 million at PMCC in the second quarter of 2006. Largely offsetting those factors were asset impairment and exit costs of $394 million, primarily at PM USA.

Earnings from continuing operations increased 4.9% to $2.2 billion, reflecting the items above as well as a decrease in interest expense due to lower debt outstanding. The company's effective tax rate at 33.5% was unchanged for the second quarter of 2007 versus the year-earlier period.

Net earnings, including discontinued operations, decreased 18.3% to $2.2 billion, primarily due to the Kraft spin-off and the factors mentioned above. Diluted earnings per share, including discontinued operations as detailed on Schedule 1, decreased 18.6% to $1.05.

U.S. TOBACCO

2007 Second-Quarter Results

Philip Morris USA (PM USA), Altria Group, Inc.'s U.S. tobacco business, reported that its second-quarter revenues net of excise taxes increased 1.5% to $3.9 billion. Operating companies income decreased 22.8% to $1.0 billion compared to the year-earlier period. The decline was largely a result of the $318 million pre-tax charge for asset impairment and exit costs related to the previously announced closure of the Cabarrus, NC cigarette manufacturing facility, as well as lower volume and increased resolution expenses, partially offset by lower wholesale promotional allowance rates and lower expenses for marketing, administrative and research costs. Adjusted for the $318 million in asset impairment and exit costs, PM USA's operating companies income would have increased by 1.6% to $1.3 billion.

PM USA's cigarette shipment volume of 45.6 billion units was 3.3% or 1.6 billion units lower than that recorded in the prior-year period. In the first half of 2007, PM USA estimates that total cigarette industry volume declined between 4% and 5%, and for the full year 2007 PM USA is maintaining its prior estimate of a 3% to 4% decline in total cigarette industry volume.

Cigarette volume performance by brand for PM USA is summarized in the table below:

Philip Morris USA Cigarette Volume* by Brand (Billion Units)

	Q2 2007	Q2 2006	Change**
Marlboro	37.7	38.6	- 2.3%
Parliament	1.5	1.5	- 2.1%
Virginia Slims	1.8	2.0	- 6.3%
Basic	3.5	3.8	- 8.1%
Focus Brands	44.5	45.9	- 2.9%
Other PM USA	1.1	1.3	-15.2%
Total PM USA	45.6	47.2	- 3.3%

* U.S. unit volume includes units sold as well as promotional units, and excludes Puerto Rico and U.S. Territories.
** Calculation based on millions of units.

5

PM USA's total retail share was unchanged at 50.5% in the second quarter of 2007 versus the prior-year period. However, **Marlboro** had a strong gain of 0.4 retail share points. **Marlboro** Smooth performed well in the second quarter of 2007, contributing to **Marlboro**'s overall performance. **Marlboro** Smooth was introduced nationally in March and offers adult smokers a uniquely rich and smooth menthol taste. **Parliament**'s retail share was unchanged, while **Virginia Slims** and **Basic** declined by 0.1 and 0.2 share points, respectively.

PM USA's cigarette retail share performance by brand is summarized in the table below:

Philip Morris USA Cigarette Retail Share* by Brand

	Q2 2007	Q2 2006	Change
Marlboro	41.0%	40.6%	+0.4 pp
Parliament	1.9%	1.9%	--
Virginia Slims	2.2%	2.3%	-0.1 pp
Basic	4.0%	4.2%	-0.2 pp
Focus Brands	49.1%	49.0%	+0.1 pp
Other PM USA	1.4%	1.5%	-0.1 pp
Total PM USA	50.5%	50.5%	--

* Retail share performance is based on data from the IRI/Capstone Total Retail Panel, which is a tracking service that uses a sample of stores to project market share performance in retail stores selling cigarettes. The panel was not designed to capture sales through other channels, including Internet and direct mail.

PM USA is announcing today that it will introduce **Marlboro** Smooth 100's Box and **Marlboro** Virginia Blend King Box and 100's Box at retail in September. Based on the success of **Marlboro** Smooth, PM USA is expanding the brand with **Marlboro** Smooth 100's Box, which will offer the same uniquely rich and smooth taste to the more than 40% of menthol adult smokers that choose the 100's format. **Marlboro**'s newest offering is **Marlboro** Virginia Blend, a single-leaf blend crafted from U.S.-grown Virginia (Bright) tobaccos, which has a distinctive crisp and mellow taste and is intended for adult smokers looking for a new flavor experience. Both products reinforce the **Marlboro** tradition of flavor and its position as the leader in the premium category.

As part of its tobacco category adjacency strategy to develop new revenue and income sources for the future, PM USA announced that it will test market **Marlboro** Snus in the Dallas/Fort Worth, Texas, area beginning in August 2007. **Marlboro** Snus is a spit-free tobacco pouch product that utilizes a unique flavor strip and dried tobacco.

INTERNATIONAL TOBACCO

2007 Second-Quarter Results

Philip Morris International (PMI), Altria Group, Inc.'s international tobacco business, reported that its revenues net of excise taxes and currency increased 4.0% to $5.6 billion. Operating companies income grew 4.7% to $2.2 billion, due primarily to higher pricing and favorable currency of $87 million, partially offset by asset impairment and exit costs of $76 million.

Cigarette shipment volume increased 3.3% or 7.1 billion units to 221.0 billion units, due largely to acquisition volume from Lakson Tobacco in Pakistan. Gains in Argentina, Egypt, Indonesia, Korea, the Philippines and Ukraine, as well as the favorable timing of shipments in certain markets, were offset by shipment declines in Russia, Germany and the Czech Republic, as well as Japan, where comparisons to the second quarter of 2006 were distorted by heavy trade purchases in anticipation of the July 2006 excise tax increase. Excluding the impact of acquisitions, PMI's cigarette shipment volume was down 0.5%.

PMI's volume performance by segment is summarized in the table below:

Philip Morris International Cigarette Volume by Segment (Billion Units)

	Q2 2007	Q2 2006	Change*
European Union	67.8	68.4	- 0.9%
Eastern Europe, Middle East & Africa	75.9	75.3	+ 0.8%
Asia	55.8	48.1	+15.9%
Latin America	21.5	22.1	- 2.6%
Total PMI	221.0	213.9	3.3%

*Calculation based on millions of units.

PMI's market share in the second quarter of 2007 advanced in many countries, including Argentina, Australia, Austria, Belgium, the Czech Republic, Egypt, France, Italy, Korea, Mexico, Netherlands, Russia, Serbia, the Philippines, Portugal and Ukraine.

Total **Marlboro** cigarette shipment volume of 81.1 billion units was down 0.5%. Lower **Marlboro** volume in Germany, Japan and Turkey was partially offset by gains in Argentina, Korea, Poland, Romania and Russia. **Marlboro** market share was up in many markets, including Argentina, Brazil, the Czech Republic, Egypt, France, Hungary, Indonesia, Kazakhstan, Korea, Kuwait, Mexico, Netherlands, Poland, Russia, Saudi Arabia, Serbia and Ukraine.

EUROPEAN UNION

2007 Second-Quarter Results

In the European Union (EU), PMI's cigarette shipment volume of 67.8 billion units was down 0.9%, due mainly to declines in the Czech Republic and Germany and unfavorable distributor inventory movements in France and Italy. However, cigarette market share in the EU rose 0.4 points to 39.7%, representing quarter-over-quarter market share growth for three consecutive periods. Operating companies income increased 12.3% to $1.1 billion, due primarily to higher pricing and favorable currency of $85 million.

In the Czech Republic, the total cigarette market was down 26.6% due to trade purchases prior to the March 2007 excise tax increase. PMI's shipment volume declined 22.7%, but market share increased 3.1 points to 60.4%.

In France, PMI's market share continued its forward momentum, reaching 43.4% in the second quarter, up 0.6 points versus the same period last year. Both **Marlboro** and the **Philip Morris** brand drove this growth. PMI's shipment volume was down 2.6%, reflecting unfavorable distributor inventory movements compared to last year.

In the German market, total tobacco consumption was down 4.7% and PMI's share of total tobacco consumption declined 0.7 points to 30.1%. The cigarette market decreased 2.5%, mainly driven by the effects of higher prices and PMI's cigarette volume decreased 4.0%. PMI's cigarette market share declined 0.6 points to 37.0%, reflecting a 38.4% volume decline in the vending channel. The vending channel accounted for 15% of total industry volume in the quarter, compared to 23.7% in the comparative period last year due to the reduction in vending machines resulting from new regulations that require electronic age verification. PMI's share of the vending channel at 51% is over-indexed relative to its overall market share, and as a consequence PMI has been adversely impacted by this development. PMI expects the volume share of the vending channel to gradually improve. **Marlboro** share was down 2.8 points to 26.1%, with most of this decline being driven by shrinkage in the vending channel. **L&M** continued to grow strongly, adding 2.5 share points to reach 4.7%.

In Italy, PMI's powerful and broad brand portfolio drove share up 1.0 point to 54.6%. **Merit**, **Chesterfield**, **Philip Morris** and **Muratti** all contributed to the growth. **Marlboro** remains resilient and its share at 22.8% was unchanged versus last year. The total industry in Italy declined moderately by 1.4%, and although PMI's shipment volume declined 4.7%, this was wholly due to unfavorable distributor inventory movements and the timing of shipments.

The Spanish market has achieved stability and declined less than 1% in the second quarter of 2007. PMI's market share at 31.5% was down 0.1 point from last year, as share gains for **Chesterfield** and **L&M** offset a 0.6 point decline for **Marlboro**. PMI's shipment volume rose 2.8%, but was essentially flat when adjusted for favorable trade inventory movements.

EASTERN EUROPE, MIDDLE EAST & AFRICA

2007 Second-Quarter Results

In Eastern Europe, Middle East & Africa, PMI's cigarette shipment volume of 75.9 billion units was up 0.8%, due to gains in Ukraine and Egypt and the timing of shipments in Saudi Arabia and Israel, partially offset by the continued decline of **L&M** in Turkey and Russia, and lower worldwide duty-free volume. Operating companies income increased 12.4% to $634 million, due mainly to improved pricing, volume/mix and favorable currency of $21 million.

In Egypt, shipment volume rose 23.3%, driven mainly by **L&M**, while market share grew 1.4 points to 11.4%.

In Russia, shipment volume was down 2.6%, but share rose 0.2 points to 26.7%, as several brands in PMI's strong portfolio, including **Marlboro, Parliament, Virginia Slims** and **Chesterfield** increased share, helping to more than offset a 0.6 point loss for **L&M**. PMI's brand portfolio in Russia was also strengthened by new brand initiatives, including **Muratti** Slims, **Virginia Slims** Uno in an innovative package and **Marlboro** Filter Plus. In addition, profitability in Russia continued to grow strongly, driven by an improving brand mix and better pricing.

In Turkey, shipment volume was down 4.4% and market share declined 2.7 points to 40.2%, due mainly to the decline of **L&M** and **Lark**, which face intense competition at the low-price end of the market. **Marlboro**'s share was down slightly, but **Parliament** was up 0.8 points to 5.8%, further cementing PMI's commanding share in the premium segment.

In Ukraine, shipment volume grew 4.3% and market share rose 0.5 points to 33.7%. **Marlboro** share advanced 0.5 points to 5.1%, as consumers continued to trade up to international brands at the expense of local brands. **Parliament** and **Chesterfield** also grew strongly. During the second quarter of 2007, PMI launched a new line-up of cigarette products for **L&M** and initial results are encouraging.

ASIA

2007 Second-Quarter Results

In Asia, PMI's cigarette shipment volume of 55.8 billion units rose 15.9%, due to acquisition volume in Pakistan and gains in Korea, Indonesia and the Philippines, partially offset by a volume decline in Japan. Excluding acquired volume, shipment volume in Asia declined 1.2%. Operating companies income decreased 12.1% to $429 million, due to unfavorable currency of $22 million and unfavorable volume/mix, primarily in Japan.

In Indonesia, PMI shipment volume rose 1.3%. Market share of 28.0% was down slightly, reflecting the impact of the tax-driven price increase that took effect in May, following the March 2007 excise tax increase. **A Hijau**'s share rose 0.8 points to 6.0%, but **A Mild** and **Dji Sam Soe** lost 0.6 and 0.3 share points, respectively, due to low-price competition and temporarily widened price gaps with competitive brands. **Marlboro** share grew 0.1 point to 4.1%. In early July 2007, a kretek version of **Marlboro** was launched to expand **Marlboro**'s strong consumer appeal.

In Japan, the total cigarette market was down 16.7 billion units or 20.3% versus the same quarter last year, reflecting heavy trade purchases in June 2006 ahead of the July 2006 excise tax increase. PMI's in-market sales were down 20.7% and overall market share declined 0.1 point to 24.3%. **Marlboro** share of 9.8% was unchanged. Cigarette shipment volume was down 8.7% as favorable distributor inventory movements were more than offset by the lower in-market sales. PMI estimates that the underlying industry decline after the July 2006 price increase has been approximately 6%, but anticipates that by the fourth quarter of this year the market contraction will return to a more normalized 2.5% to 3.0% decline.

In Korea, shipment volume increased 19.1%, due mainly to recent new line extensions, including **Marlboro** Filter Plus and **Virginia Slims** One. Market share increased 1.3 points to 9.5%, with **Marlboro** up 0.9 points to 4.2%.

LATIN AMERICA

2007 Second-Quarter Results

In Latin America, cigarette shipment volume of 21.5 billion units was down 2.6%, due mainly to declines in the Dominican Republic and Mexico, partially offset by gains in Argentina. Operating companies income decreased 21.5% to $102 million, primarily as a result of asset impairment and exit costs, and the 2006 divestiture of PMI's interest in the beer business in the Dominican Republic.

In Argentina, the total cigarette market was stable and PMI's shipment volume increased 2.2%. Market share increased 1.7 points to a record 68.0%, driven by the strong growth of the **Philip Morris** brand, which gained 2.0 share points to 31.6%, and **Marlboro**, which rose 1.9 share points to 21.2%.

In the Dominican Republic, shipment volume declined 35.8%, reflecting a lower total market following January and February 2007 price increases to partially compensate for a very significant excise tax increase on cigarettes that was imposed in January of this year. Market share in the second quarter was 77.6%, down 0.5 points, as **Marlboro** declined 2.6 share points to 24.3%, partially offset by gains for other PMI brands.

In Mexico, the total cigarette market declined 8.5%, due primarily to the timing of the Easter holiday in March 2007 versus April 2006, as well as tax-driven price increases and unfavorable inventory movements. However, PMI market share reached a new record of 64.2%, up 1.4 points on the strength of **Marlboro**, which grew 1.0 share point to 47.8%, aided by the national introduction of **Marlboro** Wides in May 2007, and continued strong performances of **Benson & Hedges** and **Delicados**. In the second quarter of 2007, PMI shipment volume was down 5.9%, due to the lower total market.

FINANCIAL SERVICES

2007 Second-Quarter Results

Philip Morris Capital Corporation (PMCC) reported operating companies income of $139 million for the second quarter of 2007 versus an operating companies loss of $59 million for the year-earlier period. Second-quarter 2007 results reflected cash recoveries of $78 million from the sale of bankruptcy claims related to certain airline leases that had been previously written down and higher asset management gains versus the prior year, partially offset by lower lease revenues, primarily as a result of lower investment balances. The prior-year results reflected a charge of $103 million to the provision for losses related to the airline industry.

Consistent with its strategic shift in 2003, PMCC is focused on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. PMCC is no longer making new investments and expects that its operating companies income will fluctuate over time as investments mature or are sold.

Altria Group, Inc. Profile

As of June 30, 2007, Altria Group, Inc. owned 100% of Philip Morris International Inc., Philip Morris USA Inc. and Philip Morris Capital Corporation, and approximately 28.6% of SABMiller plc. The brand portfolio of Altria Group, Inc.'s tobacco operating companies includes such well-known names as **Marlboro**, **L&M**, **Parliament** and **Virginia Slims**. Altria Group, Inc. recorded 2006 net revenues from continuing operations of $67.1 billion.

Trademarks and service marks mentioned in this release are the registered property of, or licensed by, the subsidiaries of Altria Group, Inc.

Forward-Looking and Cautionary Statements

This press release contains projections of future results and other forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. The following important factors could cause actual results and outcomes to differ materially from those contained in such forward-looking statements.

Altria Group, Inc.'s tobacco subsidiaries (Philip Morris USA and Philip Morris International) are subject to intense price competition; changes in consumer preferences and demand for their products; fluctuations in levels of customer inventories; the effects of foreign economies and local economic and market conditions; unfavorable currency movements and changes to income tax laws. Their results are dependent upon their continued ability to promote brand equity successfully; to anticipate and respond to new consumer trends; to develop new products and markets and to broaden brand portfolios in order to compete effectively with lower-priced products; and to improve productivity.

Altria Group, Inc.'s tobacco subsidiaries continue to be subject to litigation, including risks associated with adverse jury and judicial determinations, and courts reaching conclusions at variance with the company's understanding of applicable law and bonding requirements in the limited number of jurisdictions that do not limit the dollar amount of appeal bonds; legislation, including actual and potential excise tax increases; discriminatory excise tax structures; increasing marketing and regulatory restrictions; the effects of price increases related to excise tax increases and concluded tobacco litigation settlements on consumption rates and consumer preferences within price segments; health concerns relating to the use of tobacco products and exposure to environmental tobacco smoke; governmental regulation; privately imposed smoking restrictions; and governmental and grand jury investigations.

Altria Group, Inc. and its subsidiaries are subject to other risks detailed from time to time in its publicly filed documents, including its Quarterly Report on Form 10-Q for the period ended March 31, 2007. Altria Group, Inc. cautions that the foregoing list of important factors is not complete and does not undertake to update any forward-looking statements that it may make.

#   #   #

ALTRIA GROUP, INC.
and Subsidiaries
Condensed Statements of Earnings
For the Quarters Ended June 30,
(in millions, except per share data)
(Unaudited)

Schedule 1

	2007	2006	% Change
Net revenues	$ 18,809	$ 17,150	9.7 %
Cost of sales	4,265	3,958	7.8 %
Excise taxes on products (*)	9,012	7,895	14.1 %
Gross profit	5,532	5,297	4.4 %
Marketing, administration and research costs	1,833	1,792	
Asset impairment and exit costs	394	21	
(Recoveries) Provision for airline industry exposure	(78)	103	
Operating companies income	3,383	3,381	0.1 %
Amortization of intangibles	6	6	
General corporate expenses	133	117	
Asset impairment and exit costs	-	32	
Operating income	3,244	3,226	0.6 %
Interest and other debt expense, net	62	119	
Earnings from continuing operations before income taxes, and equity earnings and minority interest, net	3,182	3,107	2.4 %
Provision for income taxes	1,066	1,041	2.4 %
Earnings from continuing operations before equity earnings and minority interest, net	2,116	2,066	2.4 %
Equity earnings and minority interest, net	99	46	
Earnings from continuing operations	2,215	2,112	4.9 %
Earnings from discontinued operations, net of income taxes and minority interest	-	599	
Net earnings	$ 2,215	$ 2,711	(18.3)%
Per share data:			
Basic earnings per share from continuing operations	$ 1.05	$ 1.01	4.0 %
Basic earnings per share from discontinued operations	$ -	$ 0.29	
Basic earnings per share	$ 1.05	$ 1.30	(19.2)%
Diluted earnings per share from continuing operations	$ 1.05	$ 1.00	5.0 %
Diluted earnings per share from discontinued operations	$ -	$ 0.29	
Diluted earnings per share	$ 1.05	$ 1.29	(18.6)%
Weighted average number of shares outstanding - Basic	2,101	2,085	0.8 %
- Diluted	2,116	2,102	0.7 %

(*) The segment detail of excise taxes on products sold is shown in the Net Revenues page.


ALTRIA GROUP, INC.   Schedule 2
and Subsidiaries
Selected Financial Data by Business Segment
For the Quarters Ended June 30,
(in millions)
(Unaudited)

Net Revenues

		US tobacco	European Union	EEMA	Asia
2007	$	4,809 $	6,867 $	3,103 $	2,787
2006		4,785	6,064	2,655	2,528
% Change		0.5%	13.2%	16.9%	10.2%

Reconciliation:

For the quarter ended June 30, 2006	$	4,785 $	6,064 $	2,655 $	2,528
Divested businesses - 2006		-	-	-	-
Divested businesses - 2007		-	-	-	-
Acquired businesses		-	-	-	90
Currency		-	608	107	66
Operations		24	195	341	103
For the quarter ended June 30, 2007	$	4,809 $	6,867 $	3,103 $	2,787

(*) The detail of excise taxes on products sold is as follows:

2007	$	899 $	4,568 $	1,472 $	1,346
2006	$	931 $	4,023 $	1,180 $	1,129
2007 Currency increased international tobacco excise taxes		$	405 $	47 $	59

Net Revenues

		Latin America	Total International tobacco	Financial services		Total
2007	$	1,191 $	13,948 $	52 $		18,809
2006		1,063	12,310	55		17,150
% Change		12.0%	13.3%	(5.5)%		9.7%

Reconciliation:

For the quarter ended June 30, 2006	$	1,063 $	12,310 $	55 $		17,150
Divested businesses - 2006		-	-	-		-
Divested businesses - 2007		-	-	-		-
Acquired businesses		34	124	-		124
Currency		5	786	-		786
Operations		89	728	(3)		749
For the quarter ended June 30, 2007	$	1,191 $	13,948 $	52 $		18,809

(*) The detail of excise taxes on products sold is as follows:

2007	$	727 $	8,113	$		9,012
2006	$	632 $	6,964	$		7,895
2007 Currency increased international tobacco excise taxes	$	1 $	512			

ifs
COREFILING
INTELLIGENT
FINANCIAL
STATEMENT



ALTRIA GROUP, INC.   Schedule 3
and Subsidiaries
Selected Financial Data by Business Segment
For the Quarters Ended June 30,
(in millions)
(Unaudited)

Operating Companies Income

	US tobacco	European Union	EEMA	Asia
2007	$ 1,004 $	1,075 $	634 $	429
2006	1,301	957	564	488
% Change	(22.8)%	12.3%	12.4%	(12.1)%
Reconciliation:				
For the quarter ended June 30, 2006	$ 1,301 $	957 $	564 $	488
Divested businesses - 2006	-	-	-	-
Italian antitrust charge - 2006	-	-	-	-
Asset impairment and exit costs - 2006	-	20	-	1
Provision for airline industry exposure - 2006	-	-	-	-
	-	20	-	1
Divested businesses - 2007	-	-	-	-
Asset impairment and exit costs - 2007	(318)	(59)	-	(6)
Recoveries from airline industry exposure - 2007	-	-	-	-
	(318)	(59)	-	(6)
Acquired businesses	-	(1)	-	8
Currency	-	85	21	(22)
Operations	21	73	49	(40)
For the quarter ended June 30, 2007	$ 1,004 $	1,075 $	634 $	429

Operating Companies Income

	Latin America	Total International tobacco	Financial services	Total
2007	$ 102 $	2,240 $	139 $	3,383
2006	130	2,139	(59)	3,381
% Change	(21.5)%	4.7%	+100%	0.1%
Reconciliation:				
For the quarter ended June 30, 2006	$ 130 $	2,139 $	(59)$	3,381
Divested businesses - 2006	(17)	(17)	-	(17)
Italian antitrust charge - 2006	-	-	-	-
Asset impairment and exit costs - 2006	-	21	-	21
Provision for airline industry exposure - 2006	-	-	103	103
	(17)	4	103	107
Divested businesses - 2007	-	-	-	-
Asset impairment and exit costs - 2007	(11)	(76)	-	(394)
Recoveries from airline industry exposure - 2007	-	-	78	78
	(11)	(76)	78	(316)
Acquired businesses	(9)	(2)	-	(2)
Currency	3	87	-	87
Operations	6	88	17	126
For the quarter ended June 30, 2007	$ 102 $	2,240 $	139 $	3,383



ALTRIA GROUP, INC.
and Subsidiaries
Condensed Statements of Earnings
For the Six Months Ended June 30,
(in millions, except per share data)
(Unaudited)

Schedule 4

		2007	2006	% Change
Net revenues	$	36,365 $	33,382	8.9 %
Cost of sales		8,174	7,682	6.4 %
Excise taxes on products (*)		17,531	15,441	13.5 %
Gross profit		10,660	10,259	3.9 %
Marketing, administration and research costs		3,584	3,512	
Italian antitrust charge		-	61	
Asset impairment and exit costs		456	23	
(Recoveries) Provision for airline industry exposure		(207)	103	
Operating companies income		6,827	6,560	4.1 %
Amortization of intangibles		12	11	
General corporate expenses		260	230	
Asset impairment and exit costs		61	32	
Operating income		6,494	6,287	3.3 %
Interest and other debt expense, net		176	266	
Earnings from continuing operations before income taxes, equity earnings and minority interest, net		6,318	6,021	4.9 %
Provision for income taxes		2,117	1,415	49.6 %
Earnings from continuing operations before equity earnings, and minority interest, net		4,201	4,606	(8.8)%
Equity earnings and minority interest, net		139	103	
Earnings from continuing operations		4,340	4,709	(7.8)%
Earnings from discontinued operations, net of income taxes and minority interest		625	1,479	
Net earnings	$	4,965 $	6,188	(19.8)%
Per share data (**):				
Basic earnings per share from continuing operations	$	2.07 $	2.26	(8.4)%
Basic earnings per share from discontinued operations	$	0.30 $	0.71	
Basic earnings per share	$	2.37 $	2.97	(20.2)%
Diluted earnings per share from continuing operations	$	2.05 $	2.24	(8.5)%
Diluted earnings per share from discontinued operations	$	0.30 $	0.70	
Diluted earnings per share	$	2.35 $	2.94	(20.1)%
Weighted average number of shares outstanding - Basic		2,099	2,083	0.8 %
- Diluted		2,113	2,102	0.5 %

(*) The segment detail of excise taxes on products sold is shown in the Net Revenues page.

(**) Basic and diluted earnings per share are computed for each of the periods presented. Accordingly, the sum of the quarterly earnings per share amounts may not agree to the year-to-date amounts.



ALTRIA GROUP, INC. Schedule 5

and Subsidiaries

Selected Financial Data by Business Segment

For the Six Months Ended June 30,

(in millions)

(Unaudited)

Net Revenues

		US tobacco		European Union		EEMA		Asia
2007	$	9,054	$	13,421	$	5,893	$	5,537
2006		9,108		11,790		5,109		5,081
% Change		(0.6)%		13.8%		15.3%		9.0%
Reconciliation:								
For the six months ended June 30, 2006	$	9,108	$	11,790	$	5,109	$	5,081
Divested businesses - 2006		-		-		-		-
Divested businesses - 2007		-		-		-		-
Acquired businesses		-		-		-		90
Currency		-		1,176		156		185
Operations		(54)		455		628		181
For the six months ended June 30, 2007	$	9,054	$	13,421	$	5,893	$	5,537
(*) The detail of excise taxes on products sold is as follows:								
2007	$	1,699	$	8,957	$	2,750	$	2,689
2006	$	1,786	$	7,825	$	2,298	$	2,252
2007 Currency increased (decreased) international tobacco excise taxes			$	786	$	45	$	137

Net Revenues

		Latin America		Total International tobacco		Financial services		Total
2007	$	2,365	$	27,216	$	95	$	36,365
2006		2,131		24,111		163		33,382
% Change		11.0%		12.9%		(41.7)%		8.9%
Reconciliation:								
For the six months ended June 30, 2006	$	2,131	$	24,111	$	163	$	33,382
Divested businesses - 2006		-		-		-		-
Divested businesses - 2007		-		-		-		-
Acquired businesses		66		156		-		156
Currency		(9)		1,508		-		1,508
Operations		177		1,441		(68)		1,319
For the six months ended June 30, 2007	$	2,365	$	27,216	$	95	$	36,365
(*) The detail of excise taxes on products sold is as follows:								
2007	$	1,436	$	15,832			$	17,531
2006	$	1,280	$	13,655			$	15,441
2007 Currency increased (decreased) international tobacco excise taxes	$	(8)	$	960				



ALTRIA GROUP, INC.   Schedule 6

and Subsidiaries

Selected Financial Data by Business Segment

For the Six Months Ended June 30,

(in millions)

(Unaudited)

Operating Companies Income

	US tobacco	European Union	EEMA	Asia
2007	$ 2,134 $	2,105 $	1,201 $	898
2006	2,417	1,780	1,057	1,007
% Change	(11.7)%	18.3%	13.6%	(10.8)%
Reconciliation:				
For the six months ended June 30, 2006	$ 2,417 $	1,780 $	1,057 $	1,007
Divested businesses - 2006	-	-	-	-
Italian antitrust charge - 2006	-	61	-	-
Asset impairment and exit costs - 2006	-	22	-	1
Provision for airline industry exposure - 2006	-	-	-	-
	-	83	-	1
Divested businesses - 2007	-	-	-	-
Asset impairment and exit costs - 2007	(318)	(88)	(12)	(20)
Recoveries from airline industry exposure - 2007	-	-	-	-
	(318)	(88)	(12)	(20)
Acquired businesses	-	(1)	-	10
Currency	-	194	21	(27)
Operations	35	137	135	(73)
For the six months ended June 30, 2007	$ 2,134 $	2,105 $	1,201 $	898

Operating Companies Income

	Latin America	Total International tobacco	Financial services	Total
2007	$ 190 $	4,394 $	299 $	6,827
2006	262	4,106	37	6,560
% Change	(27.5)%	7.0%	+100%	4.1%
Reconciliation:				
For the six months ended June 30, 2006	$ 262 $	4,106 $	37 $	6,560
Divested businesses - 2006	(31)	(31)	-	(31)
Italian antitrust charge - 2006	-	61	-	61
Asset impairment and exit costs - 2006	-	23	-	23
Provision for airline industry exposure - 2006	-	-	103	103
	(31)	53	103	156
Divested businesses - 2007	-	-	-	-
Asset impairment and exit costs - 2007	(18)	(138)	-	(456)
Recoveries from airline industry exposure - 2007	-	-	207	207
	(18)	(138)	207	(249)
Acquired businesses	(7)	2	-	2
Currency	(5)	183	-	183
Operations	(11)	188	(48)	175
For the six months ended June 30, 2007	$ 190 $	4,394 $	299 $	6,827


ALTRIA GROUP, INC.   Schedule 7
and Subsidiaries
Net Earnings and Diluted Earnings Per Share
For the Quarters Ended June 30,
($ in millions, except per share data)
(Unaudited)

		Net Earnings		Diluted E.P.S.
2007 Continuing Earnings	$	2,215	$	1.05
2006 Continuing Earnings	$	2,112	$	1.00
% Change		4.9 %		5.0 %
Reconciliation:				
2006 Continuing Earnings	$	2,112	$	1.00
2006 Asset impairment and exit costs		36		0.02
2006 Provision for airline industry exposure		66		0.03
		102		0.05
2007 Asset impairment and exit costs		(260)		(0.12)
2007 Recoveries from airline industry exposure		50		0.02
		(210)		(0.10)
Currency		59		0.03
Change in shares		-		-
Change in tax rate		3		-
Operations		149		0.07
2007 Continuing Earnings	$	2,215	$	1.05
2007 Discontinued Earnings	$	-	$	-
2007 Net Earnings	$	2,215	$	1.05
2007 Continuing Earnings Excluding Special Items	$	2,425	$	1.15
2006 Continuing Earnings Excluding Special Items	$	2,214	$	1.05
% Change		9.5%		9.5%

Altria

Business Wire EarningsDirect Powered by CoreFiling

ALTRIA GROUP, INC.
and Subsidiaries
Net Earnings and Diluted Earnings Per Share
For the Six Months Ended June 30,
($ in millions, except per share data)
(Unaudited)

Schedule 8

	Net Earnings	Diluted E.P.S. (*)
2007 Continuing Earnings	$ 4,340	$ 2.05
2006 Continuing Earnings	$ 4,709	$ 2.24
% Change	(7.8) %	(8.5) %
Reconciliation:		
2006 Continuing Earnings	$ 4,709	$ 2.24
2006 Italian antitrust charge	61	0.03
2006 Asset impairment and exit costs	37	0.02
2006 Interest on tax reserve transfers to Kraft	29	0.01
2006 Provision for airline industry exposure	66	0.03
2006 Tax items	(631)	(0.30)
	(438)	(0.21)
2007 Asset impairment and exit costs	(341)	(0.17)
2007 Recoveries from airline industry exposure	133	0.06
2007 Interest on tax reserve transfers to Kraft	(50)	(0.02)
	(258)	(0.13)
Currency	121	0.06
Change in shares	-	(0.01)
Change in tax rate	13	0.01
Operations	193	0.09
2007 Continuing Earnings	$ 4,340	$ 2.05
2007 Discontinued Earnings	$ 625	$ 0.30
2007 Net Earnings	$ 4,965	$ 2.35
2007 Continuing Earnings Excluding Special Items	$ 4,598	2.18
2006 Continuing Earnings Excluding Special Items	$ 4,271	2.03
% Change	7.7 %	7.4 %

(*) Basic and diluted earnings per share are computed for each of the periods presented. Accordingly, the sum of the quarterly earnings per share amounts may not agree to the year-to-date amounts.


Altria

ALTRIA GROUP, INC.   Schedule 9
and Subsidiaries
Condensed Balance Sheets
(in millions, except ratios)
(Unaudited)

	June 30, 2007	December 31, 2006
Assets		
Cash and cash equivalents	$ 6,156	$ 4,781
All other current assets	12,340	13,724
Property, plant and equipment, net	7,880	7,581
Goodwill	6,794	6,197
Other intangible assets, net	1,938	1,908
Other assets	7,920	6,837
Assets of discontinued operations	-	56,452
Total consumer products assets	43,028	97,480
Total financial services assets	6,467	6,790
Total assets	$ 49,495	$ 104,270
Liabilities and Stockholders' Equity		
Short-term borrowings	$ 483	$ 420
Current portion of long-term debt	3,521	648
Accrued settlement charges	2,408	3,552
All other current liabilities	10,668	10,941
Long-term debt	3,195	6,298
Deferred income taxes	1,679	1,391
Other long-term liabilities	4,671	5,208
Liabilities of discontinued operations	-	29,495
Total consumer products liabilities	26,625	57,953
Total financial services liabilities	6,681	6,698
Total liabilities	33,306	64,651
Total stockholders' equity	16,189	39,619
Total liabilities and stockholders' equity	$ 49,495	$ 104,270
Total consumer products debt	$ 7,199	$ 7,366
Debt/equity ratio - consumer products	0.44	0.19
Total debt	$ 8,308	$ 8,485
Total debt/equity ratio	0.51	0.21



ALTRIA GROUP, INC.   Schedule 10
and Subsidiaries
Condensed Statement of Earnings
Restated for new Segment Presentation
For the Quarters Ended March 31, June 30, 2007
(in millions)
(Unaudited)

	Q1 2007 Adjusted	Q2 2007
Net Revenues		
US Tobacco	$ 4,245 $	4,809
European Union	6,554	6,867
Eastern Europe, Middle East and Africa	2,790	3,103
Asia	2,750	2,787
Latin America	1,174	1,191
Total International Tobacco	13,268	13,948
Financial Services	43	52
Total	$ 17,556 $	18,809
Excise taxes on products		
US Tobacco	$ 800 $	899
European Union	4,389	4,568
Eastern Europe, Middle East and Africa	1,278	1,472
Asia	1,343	1,346
Latin America	709	727
Total International Tobacco	7,719	8,113
Total	$ 8,519 $	9,012
Operating companies income		
US Tobacco	$ 1,130 $	1,004
European Union	1,030	1,075
Eastern Europe, Middle East and Africa	567	634
Asia	469	429
Latin America	88	102
Total International Tobacco	2,154	2,240
Financial Services	160	139
Total	$ 3,444 $	3,383



Altria

ALTRIA GROUP, INC.   Schedule 11

and Subsidiaries

Condensed Statement of Earnings

Restated for new Segment Presentation

For the Quarters Ended March 31, June 30, September 30, December 31, 2006

(in millions)

(Unaudited)

		Q1 2006 Adjusted	Q2 2006 Adjusted	Q3 2006 Adjusted	Q4 2006 Adjusted	2006 Full Year Adjusted
Net Revenues						
US Tobacco	$	4,323 $	4,785 $	4,830 $	4,536 $	18,474
European Union		5,726	6,064	6,458	5,504	23,752
Eastern Europe, Middle East and Africa		2,454	2,655	2,607	2,256	9,972
Asia		2,553	2,528	2,586	2,475	10,142
Latin America		1,068	1,063	1,052	1,211	4,394
Total International Tobacco		11,801	12,310	12,703	11,446	48,260
Financial Services		108	55	109	45	317
Total	$	16,232 $	17,150 $	17,642 $	16,027 $	67,051
Excise taxes on products						
US Tobacco	$	855 $	931 $	938 $	893 $	3,617
European Union		3,802	4,023	4,324	3,710	15,859
Eastern Europe, Middle East and Africa		1,118	1,180	1,114	953	4,365
Asia		1,123	1,129	1,219	1,132	4,603
Latin America		648	632	634	725	2,639
Total International Tobacco		6,691	6,964	7,291	6,520	27,466
Total	$	7,546 $	7,895 $	8,229 $	7,413 $	31,083
Operating companies income						
US Tobacco	$	1,116 $	1,301 $	1,270 $	1,125 $	4,812
European Union		823	957	955	781	3,516
Eastern Europe, Middle East and Africa		493	564	582	426	2,065
Asia		519	488	449	413	1,869
Latin America		132	130	133	613	1,008
Total International Tobacco		1,967	2,139	2,119	2,233	8,458
Financial Services		96	(59)	101	38	176
Total	$	3,179 $	3,381 $	3,490 $	3,396 $	13,446



Altria

This is an Intelligent Financial Statement™ by CoreFiling. The Intelligent Financial Statement™ embeds XBRL financial data in a viewable and printable document. By moving your mouse over the displayed data, pop-up CoreFiling TagTips™ will show you how the data is internally expressed as XBRL. (Please note that TagTips™ require Adobe® Reader® 7.0 or later.)

To obtain the embedded XBRL report and any XBRL extension taxonomies, double-click or right-click the paperclip icon or icons below.

For more information on the Intelligent Financial Statement™ or XBRL, please see http://www.corefiling.com.

XBRL report	mo-20070630.xml	📎
XBRL taxonomy schema	mo-20070630.xsd	📎
XBRL taxonomy linkbase	mo-20070630_pre.xml	📎
XBRL taxonomy linkbase	mo-20070630_cal.xml	📎
XBRL taxonomy linkbase	mo-20070630_lab.xml	📎